UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On September 8, 2022, Evogene Ltd. (the “Company”) convened its Annual General Meeting of Shareholders (the “Annual Meeting”), however, it was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Company’s Annual Meeting will be reconvened on Tuesday, September 15, 2022 at 3:00 p.m. (Israel time), at the executive offices of the Company, 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel.

This Form 6-K is incorporated by reference into the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File No. 333-253300), and Form S-8 (SEC File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2022	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer